April 28, 2016

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
     Re:   Calvert SAGE Fund
              File numbers 333-152031 and 811-22212

Ladies and Gentlemen:
As Counsel to Calvert Investments, Inc., it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 25 of the Trust will, when sold, be legally issued, fully paid and non-assessable.
Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 25 to its Registration Statement.

Sincerely,
/s/Lancelot A. King
Lancelot A. King
Associate General Counsel